[Symetra Financial Logo]		Symetra Life Insurance Company
					[777 108th Avenue NE Suite 1200]
					[Bellevue, WA 98004-5135]


          Guaranteed Minimum Death Benefit Age Extension Rider


This rider is a part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the terms of this rider will control. Once this rider has been selected, it cannot be revoked.

When the Contract switches from the Accumulation Phase to the Income Phase, this rider will terminate and the charge will no longer be assessed.

Under "DEATH BENEFIT PROVISIONS - DEATH OF Owner Prior to the Annuity Date", "Calculation of Death Benefit" is amended to read as follows:

	Calculation of Death Benefit	If the Owner or older joint Owner
	is under age 95 at time of death, the death benefit on the calculation date is the sum of:

		(1)	the contract value; plus

		(2)	any excess  of the guaranteed
			minimum death benefit over the
			contract value.

	If the owner is age 95 or older at the time of death, the death benefit is the contract value.

Under "CHARGES - INSURANCE CHARGES", "Guaranteed Minimum Death Benefit Age Extension Rider Charge" is added to the Contract:

Guaranteed Minimum 	The guaranteed minimum death benefit age extension
Death Benefit 		rider charge is equal on an annual basis to [0.10%]
Age Extension - 	of the average daily net assets of each Portfolio.
Rider Charge

All other terms and conditions of the Contract remain unchanged.

					Symetra Life Insurance Company
					[/s/George Pagos]
					[George Pagos]
					[Secretary]